Exhibit H - Proposed Form of Notice


Notice of Proposal to Buyback Common Shares

  New England Power Company (NEP) and New England Electric System (NEES), a registered holding company, have filed an Application/Declaration under Sections 9(a), 10, and 12 of the 1935 Act and Rules thereunder. NEES currently holds 6,449,896 shares of the common stock of NEP, being all of the issued and outstanding common stock. Due to restructuring issues including the proposed sale of NEP's nonnuclear generation business to a third-party, NEP seeks authority hereunder to buyback, in one or more separate transactions, from time to time, but not later than December 31, 2000, up to 5 million shares of its common stock from NEES. The purchase price for the common stock would be the then book value of such stock.